UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	March 31, 2006
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FORM 12B-25	SEC FILE NUMBER 1-14588
NOTIFICATION OF LATE FILING	CUSIP NUMBER 66390410

(Check one): [  ]Form 10-K [  ] Form 20-F [X] Form 11-K [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2005
___     Transition Report on Form 10-K
___     Transition Report on Form 20-F
___     Transition Report on Form 11-K
___     Transition Report on Form 10-Q
___     Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Northeast Bancorp
Full Name of Registrant

Not Applicable
Former Name if Applicable

500 Canal Street
Address of Principal Executive Office (Street and Number)

Lewiston, Maine 04240
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1O-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

P ART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant is unable to obtain all necessary information from the plan custodian in order to make the required report.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Kimberly J. Decker (Name)	(717) (Area Code)	399-1506 (Telephone Number)
Paul G. Mattaini (Name)	(717) (Area Code)	399-1519 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes [X] No [  ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northeast Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 30, 2006	By /s/ James D. Delameter James D. Delameter President and Chief Executive Officer